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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 1999

                                       OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                         Commission file number 1-14387

A. Full title of the plan and address of the plan, if different from that of the issuer named below: United Rentals, Inc. 401(k) Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              United Rentals, Inc.
                           Five Greenwich Office Park
                          Greenwich, Connecticut 06830

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                              REQUIRED INFORMATION

                   United Rentals, Inc. 401(k) Investment Plan

                              Financial Statements
                            and Supplemental Schedule

                                December 31, 1999

                                    Contents

Report of Independent Auditors .............................................   1

Financial Statements

Statements of Net Assets Available for Benefits ............................   2
Statement of Changes in Net Assets Available for Benefits ..................   3
Notes to Financial Statements ..............................................   4

Supplemental Schedule

Schedule H, Line 4; Schedule of Assets Held for Investment
   Purposes at End of Year .................................................   8


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                         Report of Independent Auditors

To Participants and Administrator of
United Rentals, Inc. 401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                      /s/  Ernst & Young LLP

December 12, 2000

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                   United Rentals, Inc. 401(k) Investment Plan

                 Statements of Net Assets Available for Benefits

                                                                December 31
                                                           1999           1998
                                                       -----------   -----------

Assets:
   Cash                                                $   580,839   $      --
   Investments, at fair value:
    Merrill Lynch Retirement Reserves Money Fund         3,833,240       434,104
    United Rentals, Inc. Common Stock Fund               2,712,791       980,049
    Mutual Funds:
       Merrill Lynch Basic Value Fund, Inc.              2,311,381       192,616
       Mass. Investors Trust                                50,735          --
       Merrill Lynch Fundamental Growth Fund               125,841          --
       Pioneer Growth Shares                                46,357          --
       Dreyfus Premier Balance Fund                         66,230          --
       AIM Blue Chip Fund                                  264,509          --
       Van Kampen Emerging Growth Fund                     185,348          --
       AIM Value Fund                                      113,592          --
       MFS Capital OPP Fund                                 47,286          --
       Federated Bond Fund                               1,829,018       425,692
       Merrill Lynch S&P 500 Index Fund                  6,597,107       730,939
       Lord Abbett Development Growth Fund               3,115,721       447,302
       AIM International Equity Fund                     2,399,582       325,940
                                                       -----------   -----------
    Total mutual funds                                  17,152,707     2,122,489

    Participant loans receivable                           335,759        19,228
    Other                                                    1,451         1,693
                                                       -----------   -----------
                                                        24,616,787     3,557,563

Employee contributions receivable                          861,197       593,695
Company contributions receivable                           293,979       216,761
                                                       -----------   -----------
Net assets available for benefits                      $25,771,963   $ 4,368,019
                                                       ===========   ===========

See accompanying notes.

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                   United Rentals, Inc. 401(k) Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

Additions to net assets
 Contributions:

  Employee contributions                                           $ 13,745,668
  Company contributions                                               4,438,712
  Rollover contributions                                              2,826,669

 Investment income:
  Interest and dividend income                                          626,243
 Other, net                                                              97,918
                                                                   ------------
                                                                     21,735,210

Deductions from net assets

Benefits paid to participants                                          (804,968)

Net appreciation in fair value of investments                           473,702
                                                                   ------------
Net increase                                                         21,403,944
Net assets available for benefits, beginning of year                  4,368,019
                                                                   ------------
Net assets available for benefits, end of year                     $ 25,771,963
                                                                   ============


See accompanying notes.

                  United Rentals, Inc. 401(k) Investment Plan

                         Notes to Financial Statements

                               December 31, 1999


1.  Plan Description

Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which was established by United Rentals, Inc. (the "Company") on January 1, 1998. It was subsequently amended and restated effective May 1, 1998. All employees of the Company are eligible to participate in the Plan on the first day of the month following completion of six months of employment (with a minimum of 30 hours of service per week in 1999 and 35 hours of service per week prior to 1999) and provided that they have reached the minimum age of 21 years. The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 15% of their annual wages paid by the Company, limited to $10,000 per annum in 1999. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions (after one year) and can change their elected contribution rate on January 1, April 1, July 1 and October 1, of each year.

The Company may contribute a discretionary amount to the Plan determined annually by the Board of Directors of the Company. During the year ended December 31, 1999, the Company contributed 50% of the first 6% of each participant's compensation up to a maximum of $1,500.

Participant Accounts

Each participant account is credited with the participant's contribution, the Company's discretionary contribution and an allocation of Plan earnings. Allocations are based on the account balance of the participants.

                  United Rentals, Inc. 401(k) Investment Plan

1.  Plan Description (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $455,733 for 1999, are applied to reduce future Company contributions or to pay for Plan administration expenses.

Investment Options

Participants may direct their elective contributions and the related Company discretionary contributions into any of the options listed on the statement of net assets available for benefits.

Participants Loans Receivable

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan Administrator. Interest rates are 10% on notes outstanding at December 31, 1999. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

A participant may not make withdrawals from their account prior to attaining age 59 1/2, except in the event of retirement, termination of employment or proven hardship. Hardship withdrawals must be authorized by the Plan Administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

                  United Rentals, Inc. 401(k) Investment Plan

1.  Plan Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provision of ERISA. In the event that the Plan is terminated, all amounts credited to the affected participant's accounts will become 100% vested and will not be subject to forfeiture.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments are stated at fair value. Publicly traded mutual funds are valued at their quoted market price. Participant loans receivable are valued at their outstanding balances, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Income Tax Status

The Plan is in the process of applying for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. Once qualified the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

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                  United Rentals, Inc. 401(k) Investment Plan

                   Notes to Financial Statements (continued)



4.  Administrative Expenses

All expenses of Plan Administration are paid by the Company. All investment related expenses are charged directly to the employees' accounts.

5.  Investments

During 1999, the Plan's net realized and unrealized appreciation (depreciation) in fair value of investments was as follows:

     United Rentals, Inc. Common Stock                         $(1,301,202)
     Merrill Lynch Basic Value Fund, Inc.                          (85,540)
     Mass. Investors Trust                                             717
     Merrill Lynch Fundamental Growth Fund                           7,188
     Pioneer Growth Shares                                            (826)
     Dreyfus Premier Balance Fund                                      (43)
     AIM Blue Chip Fund                                             15,190
     Van Kampen Emerging Growth Fund                                39,189
     AIM Value Fund                                                  5,063
     MFS Capital OPP Fund                                            1,031
     Federated Bond Fund                                          (105,433)
     Merrill Lynch S&P 500 Index Fund                              568,447
     Lord Abbett Development Growth Fund                           630,632
     AIM International Equity Fund                                 699,289
                                                               -----------
                                                               $   473,702
                                                               ===========


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                   United Rentals, Inc. 401(k) Investment Plan

           Schedule H, Line 4; Schedule of Assets Held for Investment
                             Purposes at End of Year

                                December 31, 1999

                                                               Shares/      Current
           Identity of Issue                                    Units        Value
------------------------------------------------------------------------------------
Merrill Lynch Retirement Reserves                            3,833,240   $ 3,833,240
United Rentals, Inc. Common Stock*                             158,411     2,712,791
Merrill Lynch Basic Value Fund, Inc.                            60,730     2,311,381
Mass. Investors Trust                                            2,422        50,735
Merrill Lynch Fundamental Growth Fund                            4,864       125,841
Pioneer Growth Shares                                            2,299        46,357
Dreyfus Premier Balance Fund                                     4,276        66,230
AIM Blue Chip Fund                                               5,075       264,509
Van Kampen Emerging Growth                                       2,121       185,348
AIM Value Fund                                                   2,326       113,592
MFS Capital OPP Fund                                             2,251        47,286
Federated Bond Fund                                            203,224     1,829,018
Merrill Lynch S&P 500 Index Fund                               366,099     6,597,107
Lord Abbett Development Growth Fund                            152,284     3,115,721
AIM International Equity Fund                                   86,285     2,399,582
                                                                         -----------
                                                                          23,698,738

Participant loans receivable (interest rates are 10%;
  maturities range from 5 to 10 years)                                       335,759
                                                                         -----------
Total assets held for investment purposes at end of year                 $24,034,497
                                                                         ===========

* Indicates party-in-interest to the Plan.

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                                    EXHIBITS

23       Consent of Ernst & Young LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     United Rentals, Inc. 401(k) Investment Plan

Date: June 27, 2002                  By: /s/ MICHAEL J. NOLAN
     -----------------------             ---------------------------------------
                                         Name:  Michael J. Nolan
                                         Title: Chief Financial Officer